

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 16, 2009

VIA U.S. MAIL

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

>   **Re: General Electric Company**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed February 18, 2009**
>   **File No. 001-00035**

Dear Mr. Sherin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief